Lisa Proch Talcott Resolution Life Insurance Company 1 Griffin Road North Windsor, CT 06095 1-860-547-4390 lisa.proch@thehartford.com

October 30, 2018
VIA EDGAR

Mr. Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
RE:    Talcott Resolution Life Insurance Company ("Registrant")
File No. 333-227926    Accession No. 0001628280-18-012719     CRC Generations
File No. 333-227927    Accession No. 0001628280-18-012721    CRC Harvestor
File No. 333-227928    Accession No. 0001628280-18-012723    CRC Select 1
File No. 333-227929    Accession No. 0001628280-18-012726    CRC Select 2
File No. 333-227930    Accession No. 0001628280-18-012728    CRC Select 3

Dear Mr. Oh:

Thank you for the staff comment that you provided with respect to the above-referenced registration statements. Registrant's response is provided below.

1.	COMMENT: Please confirm Registrant's eligibility to file on Form S-3.
RESPONSE: Registrant confirms its eligibility to file the registration statements for the above-referenced contracts (the “Contracts”) filed on October 22, 2018 (the “New Registration Statements”) on Form S-3.
For the Staff’s reference, prior to the sale of Hartford Life, Inc. on May 31, 2018, as described in the New Registration Statements and previous filings with the Securities and Exchange Commission (the “SEC”), Registrant (formerly Hartford Life Insurance Company) was a wholly-owned subsidiary of its then ultimate parent, The Hartford Financial Services Group, Inc. (“HFS”). While the Company was a subsidiary of HFS, the Company qualified as a Well-Known Seasoned Issuer (“WKSI”) pursuant to Rule 405 under the Securities Act, which depended partially upon HFS’s status as a WKSI. As such, while the Company was a subsidiary of HFS, the Company was eligible to rely on General Instruction I.D. to Form S-3 in order to file and maintain an automatic shelf registration statement on Form S-3 for the Contracts (or any other non-variable insurance contract registered under the Securities Act).
As a result of the above-referenced sale of Hartford Life, Inc., Registrant no longer qualifies as a WKSI. However, since the sale until the time of filing of the New Registration Statements, Registrant had not filed (and was not required to file) new registration statements for the Contracts or a post-effective amendment to the currently effective registration statements for the Contracts (File Nos. 333-214335, 333-214336, 333-214339, 333-223485 and 333-223486), including any annual report on Form 10-K. Accordingly, pursuant to Rule 401 under the Securities Act, Registrant has not been required to assess its Securities Act form eligibility until it filed the New Registration Statements.
Despite no longer qualifying as a WKSI, Registrant qualifies to file the New Registration Statements on Form S-3. First, as required by General Instruction I.A. for Form S-3, Registrant satisfies all of the applicable “Registrant Requirements.”

•	Registrant is organized under the laws of Connecticut. See General Instruction I.A.1.

•	Registrant is required to file reports pursuant to Section 15(d) of the Exchange Act. See General Instruction I.A.2.

•
Registrant has been subject to the requirements of Section 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to 15(d) for a period of at least twelve calendar months immediately preceding the filing of the New Registration Statements. See General Instruction I.A.3(a).

•
Registrant has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the New Registration Statements, other than a report that is required solely pursuant to Item 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a), or 5.02(e) of Form 8-K. See General Instruction I.A.3(b).

•
Neither Registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of Registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted: (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of Registrant and its consolidated and unconsolidated subsidiaries, taken as a whole. See General Instruction I.A.4.

•	Registrant has filed with the SEC all required electronic filings. See General Instruction I.A.7(a).

•
Registrant has submitted electronically to the SEC all Interactive Data Files required to be submitted pursuant to Rule 405 of Regulation S-T during the twelve calendar months and any portion of a month immediately preceding the filing of the New Registration Statements (or for such shorter period of time that Registrant was required to submit such files). See General Instruction I.A.7(b).

For the Staff’s reference, Registrant is neither a foreign issuer nor a successor registrant. See General Instructions I.A.5., I.A.6.

Second, as required by General Instruction I.B. for Form S-3, Registrant satisfies at least one of the “Transaction Requirements.” As of September 30, 2018 (a date within 60 days prior to filing of the New Registration Statements), Registrant had at least $750,000 million (approximately $49,726,743,621) of non-convertible securities, other than common equity, issued in primary offerings for cash, not exchange, registered under the Securities Act. See General Instruction I.B.2(ii). Pursuant to the instruction to General Instruction I.B.2., Registrant, as an insurance company as defined in Section 2(a)(13) of the Securities Act, has included the contract value, as of the measurement date, of any outstanding insurance contracts, including variable insurance contracts (not including the value allocated as of the measurement date to investment options that are not registered under the Securities Act), issued in offerings registered under the Securities Act.

As a result of the foregoing and as previously stated, Registrant hereby confirms its eligibility to file the New Registration Statements on Form S-3.
If you have any questions, please contact me at 860-547-4390.
Sincerely,
/s/ Lisa Proch
Lisa Proch
General Counsel